Exhibit 99.1

Contact for Media and Investors:

Juliet Yang

NetEase, Inc.

hzyangyy@corp.netease.com

Tel: (+86) 571-8985-3378

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

NetEase Appoints New Chief Financial Officer

BEIJING, June 26, 2017 — NetEase, Inc. (NASDAQ: NTES) (“NetEase” or the “Company”), one of China’s leading internet and online game services providers, today announced that it has appointed Mr. Zhaoxuan Yang (“Charles”) as its Chief Financial Officer, effective June 30, 2017. Mr. Yang will replace Mr. Onward Choi who, as previously announced, resigned from his position as Acting Chief Financial Officer due to personal reasons. Mr. Choi will continue to serve NetEase as a consultant over the coming year to support a smooth transition.

Mr. William Ding, Chief Executive Officer and Director of NetEase, said, “Charles holds nearly a decade of finance and investment banking experience and in-depth knowledge of China’s TMT industry. We are pleased to welcome him to our management team and expect these skills, along with his leadership capabilities, to be excellent additions to our company. I would also like to thank Onward for his many years of dedication to the NetEase family, and we wish him well in his endeavors.”

“I am very excited to join NetEase. As a significant player in China’s internet industry, the future is full of opportunity for NetEase, and I look forward to working with the entire management and finance team to help the Company to achieve its next stages of growth,” Mr. Yang said.

Prior to joining the Company, Mr. Yang was an executive director of the China technology, media and telecommunications, and corporate finance team at J.P. Morgan Securities (Asia Pacific) Limited based in Hong Kong for almost a decade. Mr. Yang holds a master’s degree in Business Administration from the University of Hong Kong and a bachelor’s degree from Wesleyan University with majors in Economics and Mathematics.

About NetEase, Inc.

NetEase,Inc. (NASDAQ: NTES) is a leading internet technology company in China. Dedicated to providing online services centered around content, community, communication and commerce, NetEase develops and operates some of China’s most popular PC-client and mobile games, advertising services, e-mail services and e-commerce platforms. In partnership with Blizzard Entertainment, Mojang AB (a Microsoft subsidiary) and other global game developers, NetEase also operates some of the most popular international online games in China. For more information, please visit: http://ir.netease.com/.

Forward Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including the risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.